UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                WINDSORTECH, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    97380P100
                                 (CUSIP Number)

                                December 1, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


       [ ] Rule 13d-1(b)


       [X] Rule 13d-1(c)


       [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be .filed. for the purpose of Section 18 of the Securities Exchange Act of 1934 (.Act.) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 5 pages

CUSIP No. 97380P100

1.       Names of Reporting Persons.

         David A. Loppert

         I.R.S. Identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]


3.       SEC Use Only

4.       Citizenship or Place of Organization

         United States of America.

Number
of  Shares     5. Sole Voting Power           875,000 shares of common stock (1)
Beneficially
Owned by       6. Shared Voting Power         1,233,500 shares of common stock
Each Re-
porting        7. Sole Dispositive Power      875,000 shares of common stock (1)
Person With
               8. Shared Dispositive Power    1,233,500 shares of common stock

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,108,500 shares of common stock (1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [ ]

11.      Percent of Class Represented by Amount in Row (9)

         8.6%

12.      Type of Reporting Person (See Instructions)

         IN

--------

(1) Includes 875,000 common stock options of which 375,000 are presently exercisable and 500,000 are exercisable within 60 days from the date hereof.

                               Page 2 of 5 pages

Item 1.


(a)      Name of Issuer

         WindsorTech, Inc.

(b)      Address of Issuer's Principal Executive Offices

         70 Lake Drive
         Hightstown, NJ 08520

Item 2.


(a)      Name of Person Filing

         David A Loppert

(b)      Address of Principal Business Office or, if none, Residence

         107 Pembroke Drive
         Palm Beach Gardens, FL 33418

(c)      Citizenship

         United States of America

(d)      Title of Class of Securities

         Common Stock

(e)      CUSIP Number

         97380P100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


  (a)    [ ]    Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o);


  (b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);


  (c)    [ ]    Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c);


  (d)    [ ]    Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C.80a-8);


  (e)    [ ]    An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)
                (E);


  (f)    [ ]    An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);


  (g)    [ ]    A parent holding company or control person in accordance with
                Rule 13d-1(b)(ii)(G);


  (h)    [ ]    A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C.1813);

                                Page 3 of 5 pages

  (i)    [ ]    A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C.80a-3);


  (j)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

  (a)    Amount beneficially owned:

         2,108,500 shares of common stock (2)

         ----------------------------------------------------------------------

  (b)    Percent of class:

         8.6%

         ----------------------------------------------------------------------

  (c)    Number of shares as to which such person has:

         (i)    Sole power to vote or to direct the vote                                  875,000 (2)
                                                                                ----------------------------

         (ii)   Shares power to vote or to direct the vote                                1,233,500
                                                                                ----------------------------

         (iii)  Sole power to dispose or to direct the disposition of                     875,000 (2)
                                                                                ----------------------------

         (iv)   Shares power to dispose or to direct the disposition of                   1,233,500
                                                                                ----------------------------

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.
          ---------------------------------------------------------------------

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

          ---------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

--------------
(2) Includes 875,000 common stock options of which 375,000 are presently exercisable and 500,000 are exercisable within 60 days from the date hereof.

                               Page 4 of 5 pages

          Not applicable.

          ---------------------------------------------------------------------

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

          ---------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group

          Not applicable.

          ---------------------------------------------------------------------

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                      December 3, 2004
                                     -------------------------
                                               (Date)

                                      /s/  DAVID A. LOPPERT
                                     -------------------------
                                             (Signature)

                                      David A. Loppert
                                     -------------------------
                                            (Name/Title)


                               Page 5 of 5 pages

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